Samson STRONG Nations Currency Fund

Form N-SAR Report for the Period Ended 8/31/15

Ex 99.77C Votes

Material Event and Results of the Shareholder Meeting (Unaudited)

The Adviser entered into an agreement with Fiera Capital Corporation ("Fiera Capital"), under the terms of which Fiera Capital will acquire 100% of the equity of the Adviser (the "Transaction"). Under the 1940 Act, the Adviser's ownership change results in a technical "assignment" of the existing investment advisory agreement between the Adviser and the Trust, on behalf of the Fund, and, consequently, the automatic termination of the existing investment advisory agreement. In anticipation of the Transaction, at an in person special meeting of the Board of Trustees of the Trust (the "Board") held on March 23, 2015, the Board approved a new investment advisory agreement between the Adviser and the Trust, on behalf of the Fund, on terms substantially identical to the existing investment advisory agreement with the Adviser.  Detailed information about the proposed new investment advisory agreement and the Adviser's ownership change in connection with the solicitation of their approval of the new investment advisory agreement was mailed to Fund shareholders on or about April 22, 2015.

A special meeting of the shareholders of the Fund was held on May 27, 2015 (the "special meeting"). The sole proposal at the special meeting was to approve an Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Fund (the "proposal"). As of the March 31, 2015 record date for the special meeting, there were 4,740,771.379 shares of the Fund outstanding and entitled to vote at the special meeting. The quorum required to conduct business at the special meeting was one-third of the outstanding shares of the Fund as of the March 31, 2015 record date. The shares present at the May 27, 2015 special meeting for purposes of determining whether a quorum existed were 2,516,050 present by proxy, representing 53.07% of the total outstanding shares of the Fund. Of the 2,516,050 shares present at the special meeting by proxy, 2,516,050 shares, or 100%, voted in favor (representing 53.07% of total outstanding shares), 0 shares, or 0%, voted against (representing 0% of total outstanding shares), and 0 shares, or 0%, abstained from voting (representing 0% of total outstanding shares). The vote required for approval of the proposal was the affirmative vote of a "majority of the outstanding voting securities" of the Fund. Under the 1940 Act, a "majority of the outstanding voting securities" means the affirmative vote of the lesser of (i) 67% of the shares present at the meeting if more than 50% of the outstanding shares of the Fund are present in person or by proxy; or (ii) more than 50% of the outstanding shares of the Fund. As such, the proposal was determined to have passed.

As of August 31, 2015, the proposed change in control of the Adviser was delayed pending regulatory approval.